Exhibit 99.1

Notice of Redemption

for

Deutsche Bank Capital Funding Trust VIII

Wilmington, Delaware, U.S.A.

24,000,000 6.375% Noncumulative Trust Preferred Securities

(Liquidation Preference Amount USD 25 per Trust Preferred Security)

ISIN: US25153U2042

CUSIP: 25153U204

NYSE SYMBOL: DUA

Common Code: 027187633

The Regular Trustees and the Property Trustee of Deutsche Bank Capital Funding Trust VIII have been notified that on 18 April 2015, Deutsche Bank AG will redeem its Initial Debt Securities and Deutsche Bank Capital Funding LLC VIII will redeem its Class B Preferred Securities. We therefore hereby give notice that subject to receipt of the Redemption Price in full by the Property Trustee, the 24,000,000 6.375% Noncumulative Trust Preferred Securities, issued by Deutsche Bank Capital Funding Trust VIII on 18 October 2006, will be redeemed on 18 April 2015 at their liquidation preference amount of USD 25 per Trust Preferred Security, plus any accrued and unpaid Capital Payments for the current Payment Period to but excluding the redemption date. All regulatory preconditions are met.

17 March 2015	Deutsche Bank Capital Funding Trust VIII